Exhibit 99.1

FOR RELEASE

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 21, 2016 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $2.5 million, or $0.18 per share, for the second quarter of 2016, an increase of $0.8 million, or $0.06 per share, compared to the second quarter of 2015. For the six months ended June 30, 2016, the Company reported Net Income of $13.4 million, a decrease of $1.9 million compared to the same six month period in 2015. Earnings Per Share (EPS) for the six months ended June 30, 2016 were $0.96, a decrease of $0.14 per share, compared to the same period of 2015. The increase in earnings for the second quarter of 2016 was driven by higher natural gas sales margins, reflecting higher natural gas distribution rates and customer growth. The decrease in earnings for the six month period reflect lower natural gas and electric sales and margins, driven by significantly warmer winter weather in 2016 compared to 2015.

“Our second quarter results show significant improvement, reflecting underlying customer and investment growth coupled with supportive regulatory processes,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “As we have discussed previously, this past winter of 2016, including the key heating months of January and February, was one of the warmest on record throughout New England and our results for the first half of 2016 reflect lower energy usage for heating related purposes during this period.”

Natural gas sales margins were $19.8 million and $55.7 million in the three and six months ended June 30, 2016, respectively, resulting in an increase of $1.7 million for the three month period and a decrease of $1.2 million for the six month period compared to the same periods in 2015. Gas sales margins in the second quarter were positively affected by higher natural gas distribution rates and customer growth. For the six month period, natural gas sales margins were negatively affected by lower unit sales due to warmer winter weather, partially offset by the positive impacts of customer growth and higher natural gas distribution rates. The Company estimates that the warmer winter weather in 2016 compared to 2015 negatively impacted gas sales margins by approximately $5.0 million, or $0.22 per share.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Natural gas therm sales decreased 1.8% and 12.1% in the three and six month periods ended June 30, 2016, respectively, compared to the same periods in 2015. The decreases in gas therm sales reflect warmer weather in 2016 compared to 2015, partially offset by customer growth. Based on weather data collected in the Company’s natural gas service areas, there were 19% fewer HDD in the first six months of 2016 compared to the same period in 2015. Estimated weather-normalized gas therm sales, excluding decoupled sales, were up 2.3% in the first six months of 2016 compared to the same period in 2015. This growth was led by a year over year increase of 6.4% in gas therm sales to large industrial customers. As of June 30, 2016, the number of total natural gas customers served has increased by 1.5% in the last twelve months.

Electric sales margins were $20.4 million and $40.5 million in the three and six months ended June 30, 2016, respectively, resulting in decreases of $0.1 million and $1.2 million, respectively, compared to the same periods in 2015. These decreases reflect lower electric kilowatt-hour (kWh) sales due to warmer winter weather in 2016 and lower average usage by customers. Electric kWh sales decreased 2.9% and 5.1%, respectively in the three and six month periods ended June 30, 2016 compared to the same periods in 2015.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.5 million and $3.1 million for the three and six months ended June 30, 2016, respectively, on par with the same periods in 2015.

Operation and Maintenance (O&M) expenses decreased $0.6 million, or 3.7%, and $0.1 million, or 0.3%, for the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The decrease in the three month period reflects lower utility operating costs of $0.8 million, partially offset by higher compensation, health care and other benefit costs of $0.2 million. The decrease in O&M expenses in the six month period reflects lower utility operating costs of $1.1 million, partially offset by higher compensation, health care and other benefit costs of $1.0 million.

Depreciation, Amortization, Property Taxes and other expenses increased $1.6 million and $2.0 million in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, reflecting higher utility plant assets in service and property taxes.

Interest Expense, net decreased $0.3 million and $0.6 million in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily reflecting lower levels of long-term debt and higher net interest income on regulatory assets.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Income Taxes increased by $0.1 million for the three months ended June 30, 2016 compared to the same period in 2015, reflecting higher pre-tax earnings. Federal and State Income Taxes decreased by $1.8 million for the six months ended June 30, 2016 compared to the same period in 2015, reflecting lower pre-tax earnings.

At its January 2016, April 2016 and July 2016 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.3550 per share, resulting in an increase in the effective annual dividend rate to $1.42 per share from $1.40 per share. These dividend declarations continue an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2016 results on Thursday, July 21, 2016, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 103,300 electric customers and 78,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers;

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2016 and 2015 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
Gas Therm Sales:
Residential	8.1	8.6	(5.8%)	27.9	33.7	(17.2%)
Commercial/Industrial	35.5	35.8	(0.8%)	98.6	110.2	(10.5%)

Total Gas Therm Sales	43.6	44.4	(1.8%)	126.5	143.9	(12.1%)

Electric kWh Sales:
Residential	138.8	144.3	(3.8%)	314.2	342.9	(8.4%)
Commercial/Industrial	234.6	240.4	(2.4%)	476.5	490.2	(2.8%)

Total Electric kWh Sales	373.4	384.7	(2.9%)	790.7	833.1	(5.1%)

Gas Revenues	$28.9	$27.6	$1.3	$102.0	$127.9	$(25.9)
Cost of Gas Sales	9.1	9.5	(0.4)	46.3	71.0	(24.7)

Gas Sales Margin	19.8	18.1	1.7	55.7	56.9	(1.2)

Electric Revenues	44.1	48.4	(4.3)	95.2	118.7	(23.5)
Cost of Electric Sales	23.7	27.9	(4.2)	54.7	77.0	(22.3)

Electric Sales Margin	20.4	20.5	(0.1)	40.5	41.7	(1.2)

Usource Revenues	1.5	1.5	—	3.1	3.1	—

Total Sales Margin:	41.7	40.1	1.6	99.3	101.7	(2.4)

Operation & Maintenance Expenses	15.7	16.3	(0.6)	33.1	33.2	(0.1)

Depreciation, Amortization, Property Taxes & Other	16.6	15.0	1.6	33.4	31.4	2.0

Interest Expense, net	5.7	6.0	(0.3)	11.2	11.8	(0.6)

Income Before Income Taxes	3.7	2.8	0.9	21.6	25.3	(3.7)
Income Tax Expense	1.2	1.1	0.1	8.2	10.0	(1.8)

Net Income	$2.5	$1.7	$0.8	$13.4	$15.3	$(1.9)

Earnings Per Share	$0.18	$0.12	$0.06	$0.96	$1.10	$(0.14)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com